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VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Re:                             The RMR Group Inc.

Amendment No. 1 Draft Registration Statement on Form S-1

Submitted September 11, 2015

CIK No. 0001644378

Dear Mr. Kluck:

On behalf of The RMR Group Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated October 6, 2015 in connection with the above captioned draft registration statement (the “Draft Registration Statement”). In connection with these responses, on behalf of the Company, we are filing via EDGAR a complete copy of the Registration Statement on Form S-1 (as so amended, the “Registration Statement”). For the convenience of the Staff, we also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

Your numbered comments with respect to the Draft Registration Statement are reproduced below in italicized text. The Company’s responses thereto are set forth

United States Securities and Exchange Commission

October 14, 2015

immediately following the reproduced comment to which they relate. All references to page numbers in the Company’s responses are to the page numbers in the prospectus included as part of the Registration Statement.  Capitalized terms used herein without definition have the meanings given in such prospectus.

In addition, the Company advises the Staff that the Registration Statement contains a new Company logo set forth on the front and back cover pages of the prospectus.

Organizational Structure, page 29

1.                                      In the tables, please disclose the ownership of RMR Trust.

Response: In response to the Staff’s comment, the Company has revised the tables on pages 29 and 30 of the prospectus.

The Up-C Transaction, page 31

2.                                      Please describe in greater detail how the consideration for the contributing assets was determined. If applicable, please discuss in an appropriate section any related conflicts of interest.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the prospectus.

3.                                      In disclosing the contributing assets listed on pages 31-32, please revise to clarify more clearly the consideration received in return for such contributing assets.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the prospectus.

Reasons for the Up-C Transaction and this Distribution, page 34

4.                                      Please expand upon your disclosure in this section regarding how you plan to use “securities with evident value to expand and to motivate [your] employees.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the prospectus.

Dividend Policy, page 43

5.                                      We note your response to comment 12. We further note on page 48 that management fees earned have decreased approximately 23% in the nine months ended June 30, 2015 as compared to the nine months ended June 30, 2014. As

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October 14, 2015

previously requested, please tell us why you believe that your historical statements of operations and cash flow data and your unaudited pro forma statements of operations provide investors a reasonable basis to evaluate your ability to cover the estimated dividend.

Response:  The Company advises the Staff that the approximate 23% decrease in management fees earned in the nine months ended June 30, 2015, as compared to the nine months ended June 30, 2014, is due primarily to the termination of the EQC management agreements on September 30, 2014.  The Company notes that each of SIR and SNH completed significant transactions during the nine months ended June 30, 2015 which materially increased their assets under management and market capitalizations and resulted in material increases in management fees earned from these companies.  On January 29, 2015, SIR completed the acquisition of Cole Corporate Income Trust (“CCIT”) and paid consideration of approximately $1.245 billion in cash and 28,400,000 SIR common shares to former holders of CCIT common stock.  Concurrently with the closing of this acquisition, SIR sold entities that it acquired in the CCIT transaction which own 23 healthcare properties to SNH for approximately $509.0 million in cash, plus the assumption by SNH of approximately $30.0 million of mortgage debt principal.  On May 1, 2015, SNH completed the acquisition of 37 senior living communities for an aggregate purchase price of approximately $762.6 million, excluding additional consideration of $1.4 million related to allocated debt issuance costs.  The Company advises that these transactions have resulted in material increases in management fees earned from these companies, which offset a significant portion of the decrease in management fees resulting from the termination of the EQC management agreements.

In accordance with Article 11 of Regulation S-X, the Company’s pro forma net income for the nine months ended June 30, 2015 does not adjust the Company’s historical financial statements to give effect to increased fees receivable as a result of any acquisition by a Managed REIT that closed after September 30, 2014 (including the acquisitions by SIR and SNH referenced above) for the full period presented, because those acquisitions are not directly attributable to the Up-C Transaction.

As demonstrated in the below table, the Company’s pro forma net income for the nine months ended June 30, 2015 (shown on pages 46 and 47 of the prospectus), which reflects the termination of the EQC management agreements on September 30, 2014,(1) but does not fully reflect the increase in the assets under management and market capitalizations of SIR and SNH for the full nine-month period, covers the Company’s estimated dividend for that period 1.46 times.

(1)                                 Transition services fees of $6.1 million received from EQC are recognized as management services fees in the nine month period ended June 30, 2015, as compared to management fees of $50.0 million received from EQC during the nine month period ended June 30, 2014.

United States Securities and Exchange Commission

October 14, 2015

Nine Months Ended
June 30, 2015
(in thousands)

Pro forma net income attributable to RMR Inc.	$17,477
Pro forma dividends	$12,000
Pro forma dividend coverage	1.46

On a pro forma EBITDA basis (the Company has no interest bearing debt), the dividend coverage is even stronger.

In these circumstances, the Company respectfully submits that the disclosure in the registration statement, including its historical statements of operations and cash flow data and unaudited pro forma statements of operations, provides investors a reasonable basis to evaluate the Company’s ability to cover the estimated dividend.  Moreover, as part of the Up-C Transaction, the Company’s management agreements with the Managed REITs were amended and extended for 20 year terms, which the Company submits has increased the stability of its management services revenues.

Condensed Consolidated Balance Sheets, page F-29

6.                                      We note from your disclosure on page 38 that RMR LLC has agreed to pay RMR Trust all fees paid to RMR LLC for business management, property management or advisory services in calendar year 2015 prior to the effective time of the Up-C Transaction, including the pro rata portion of any incentive management fee received pursuant to any business management agreement with a Managed REIT. We further note that you recorded a $224 million cash distribution to Member on your consolidated statement of changes in equity and statement of cash flows. Please confirm whether the Member distribution includes amounts due to RMR Trust under the agreement disclosed on page 38.

Response:  The Company confirms that the net cash distributions to Member of $224 million reported in our Condensed Consolidated Statement of Changes in Equity includes fees paid to RMR LLC for business management, property management and advisory services provided prior to the effective date of the Up-C transaction, which were due to RMR Trust under the agreement disclosed under “Allocation of management and advisory fees” on page 38 of the prospectus.

The Company advises the Staff that annual incentive management fees in respect of calendar 2015, if any, will be determined based on a two calendar year measurement period ending December 31, 2015. As such, no incentive management fees have been paid to RMR LLC in respect of calendar 2015, nor

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October 14, 2015

were any recognized in the June 30, 2015 Condensed Consolidated Statement of Comprehensive Income due to the contingent, performance based nature of the fees.  If incentive management fees are earned in respect of calendar 2015, the RMR LLC Operating Agreement provides for the payment to RMR Trust of a pro rata portion of any incentive management fees earned while RMR Trust was the sole Member of RMR LLC, which is disclosed under “Allocation of management and advisory fees” on page 38 of the prospectus.

7.                                      We note your response to comment 21. As previously requested, please explain to us your basis for recording an asset related to the revised management agreements on the consolidated balance sheet of RMR Inc. given that the cash and shares received from the Managed REITs were delivered to RMR Trust in exchange for a portion of their interest in RMR LLC, the underlying management business. In addition, tell us whether the amendments to the management agreements were a condition to the consummation of the Up-C transaction.

Response:  The Company advises that the Up-C Transaction was one transaction comprised of several actions that closed simultaneously and were conditions of each other.  The actions that occurred at the closing of the Up-C Transaction on June 5, 2015 included the following:

•                                          The Managed REITs delivered their common shares and cash valued at $167 million to RMR Inc.

•                                          Each Managed REIT entered into amendments to its management agreements with RMR LLC extending those agreements to 20 year terms. (2)

•                                          RMR Inc. delivered the common shares of the Managed REITs and cash valued at $167 million to RMR Trust.

•                                          RMR Trust delivered 15,000,000 Class A membership units of RMR LLC to RMR Inc.

•                                          RMR Inc. delivered 15,000,000 Class B-2 Common Shares of RMR Inc. to RMR Trust.

•                                          RMR Inc. delivered 15,000,000 Class A Common Shares to the Managed REITs.

The Company submits that the amendments to the management agreements between each Managed REIT and RMR LLC represented a significant change from the one year term of the then existing management agreements that provided RMR LLC and its parent, RMR Inc., with more secure cash flows from the Managed REITs.  The Company advises that these secure cash flows were a necessary condition for RMR Inc. to extend to the Managed REITs the economic benefits of a 48.4% economic interest in RMR LLC through the Up-C Transaction and also further strengthened and aligned the interests between RMR Inc. and the Managed REIT.  The amendments to the management agreements were an express condition to the consummation of the Up-C Transaction, as set forth in Section 6.1(c) of the Transaction Agreement with each Managed REIT.  This condition of the Up-C Transaction closing is also referenced in the recitals to the

(2)                                     RMR Trust is not a party to the amendments to the management agreements or to the management agreements.

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October 14, 2015

Transaction Agreements which expressly state that the amendment and restatement of the REIT’s business management and property management agreement with RMR LLC is a condition of and a material inducement to the Up-C Transaction.  The Company directs the Staff’s attention to the Transaction Agreements filed as Exhibits 10.2 to 10.5 to the Registration Statement, respectively.

RMR Inc. recorded an asset related to the amendments to the management agreements on its consolidated balance sheet due to the following facts:

•                                          RMR Inc. owns a 51.6% economic interest in RMR LLC and RMR LLC is a majority owned consolidated subsidiary of RMR Inc.

•                                          Each amended management agreement is between a Managed REIT and RMR LLC, and RMR LLC is entitled to rights and subject to obligations under each such agreement.  RMR LLC has recorded the asset as RMR LLC will recognize the management services revenues under the amended management agreements (against which the corresponding inducement asset will be amortized).

•                                          As the parent of RMR LLC, RMR Inc.’s financial statements will reflect the benefit of the amended management agreements over their 20 year terms.

8.                                      The comment above notwithstanding, please explain to us in detail why you believe the payment of cash and shares by the Managed REITs in exchange for your shares and entry into a new management agreement includes a revenue component. Please also explain to us in detail why you believe the discount on your shares transferred to the Managed REITs qualifies as a customer incentive as contemplated in ASC 605-50.

Response:  The Up-C Transaction included the following deliverables by the Company:

•                                          The commitment by RMR LLC, RMR Inc.’s majority owned consolidated subsidiary, to deliver business management and property management

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October 14, 2015

services to the Managed REITs under amended 20-year management agreements.

•                                          The issuance of Class A Common Shares to the Managed REITs.

The Company respectfully submits that the management agreements are revenue elements, as the management services represent deliverables associated with the Company’s ongoing central operating activity.

The Company considered the scope of the provisions of ASC 605-25 Revenue Recognition — Multiple Element Arrangements, as it relates to the amended management agreements.  ASC 605-25-15-2 describes transactions subject to the guidance as:

“All deliverables (that is, products, services, or rights to use assets) within contractually binding arrangements (whether written, oral, or implied, and hereinafter referred to as arrangements) in all industries under which a vendor will perform multiple revenue-generating activities.”

The Company also considered ASC 605-25-25-3 which states:

“… separate contracts with the same entity or related entities that are entered into at or near the same time are presumed to have been negotiated as a package and shall, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting.  That presumption may be overcome if there is sufficient evidence to the contrary.”

The Company determined that its relationship to the Managed REITs — providing them management services — characterized the Company as a “vendor” providing “multiple revenue-generating activities” pursuant to “contractually binding arrangements,” as described in the guidance of ASC 605-25-15-2.

As noted in the Company’s response to comment 7 above, entering into the amended management agreements was an express condition to the Up-C Transaction and they were negotiated and executed concurrently with the other elements of the Up-C Transaction, including RMR Inc.’s issuance of Class A Common Shares to the Managed REITs.  Accordingly, the Company determined it appropriate, for accounting purposes, to consider them as bundled and apply the multiple-element accounting guidance under ASC 605-25.

United States Securities and Exchange Commission

October 14, 2015

In order to determine whether a discount or premium was granted in the transaction, the Company considered whether the consideration received from the Managed REITs approximated the “best estimate of selling price” of the deliverables for purposes of ASC 605-25.  The Company determined that the $167.8 million paid by the Managed REITs included a $220 million discount to the Company’s estimated fair value of the Class A Common Shares it issued to them.  The Company determined that this discount on its Class A Common Shares was offered primarily as an inducement to the Managed REITs to agree to proposed amendments to the management agreements as part of the Up-C Transaction, including the extension of the terms of those agreements from one year to 20 years.

The Company concluded that, for accounting purposes, the difference between the estimated selling price of the Class A Common Shares, on the one hand, and the value of the common shares of the Managed REITs and cash received from the Managed REITs in the Up-C Transaction, on the other hand, represented the amount of the discount provided to the Managed REITs to enter into the transaction.  Based on the guidance in ASC 605-25, the Company determined that this discount is allocable, using the relative selling price method, to each deliverable in the transaction. In allocating that discount to the deliverables, the Company determined that the $194 million discount allocated to the management agreements should be accounted for under ASC 605-50, Consideration Given to a Customer, as an incentive to the Managed REITs to enter into the amended management agreements.  The balance of the $220 million discount was allocated to the Class A Common Shares in accordance with the relative selling price methodology.

The Company concluded ASC 605-50 is applicable to the discount on the Class A Common Shares sold to the Managed REITs based on the application provisions of ASC 605-50-15-2a, which state that ASC 605-50 is intended to apply to “vendors accounting for the consideration given to a customer.” In this respect, the Company determined that it is appropriate to apply this guidance to the incentive provided to the Managed REITs because equity instruments (i.e., the Class A Common Shares) are included in the definition of cash consideration pursuant to ASC 605-50-20.

As a result of the application of this guidance, RMR Inc. recorded a $194 million asset that it will amortize against future revenues based on the application of ASC 605-50, at a rate of approximately $10 million annually, for the remainder of the terms of the management agreements, which will reduce RMR Inc.’s  revenue and net income, and net income attributable to RMR Inc. per share.

9.                                      We continue to evaluate the methodology and assumptions used to determine the estimated values of the management agreements and Class A common shares.

United States Securities and Exchange Commission

October 14, 2015

Please provide us with a valuation of all classes of your common stock and the allocation of such valuation among each class. In this regard, tell us whether your valuation analysis considered the fact that you paid $167 million to RMR Trust in exchange for 15 million Class A membership units of RMR LLC.

Response:  The Company advises the Staff that the historical members of RMR LLC approached the Independent Trustees of the Managed REITs with a proposal to sell 48.4% of their economic interest in RMR LLC to the Managed REITs at a fixed purchase price, which they proposed be 48.4% of the then contractual termination fees for each respective Managed REIT under the in place management agreements, in a transaction in which those management agreements would be amended and extended for 20 year terms.  The Company further advises the Staff that the Company considered the payment of $167 million to RMR Trust made simultaneously with the delivery by RMR Trust of 15,000,000 Class A membership units of RMR LLC, but determined that it did not affect the valuation of the common shares of RMR Inc. as the $167 million payment was in the context of RMR Trust being the controlling shareholder of RMR Inc. upon completion of the Up-C Transaction and a transaction between entities under common control.  The Company determined that there were no other observable transactions to evidence fair value and therefore used the guideline public companies valuation method.

The Company calculated that using the fixed purchase price offered to induce the Managed REITs to consummate the Up-C Transaction – 48.4% of termination fees for each respective Managed REIT under the then in place management agreements — implied a valuation of RMR LLC of approximately $357 million. The Company noted that the $357 million represented an EBITDA multiple of approximately 3.5x, a multiple that the Company believed to be well below market trading multiples for comparable companies.  The Company determined that this supported a conclusion that there was a customer incentive or inducement included in the overall arrangement.

In assigning the enterprise valuation to the Class A Common Shares and the Class B-1 Common Shares, the Company considered the following characteristics of each such class of common stock:

•                                          Both classes of common stock have equivalent economic interests (i.e. the right of a holder to share in dividends or distributions made by RMR Inc. to holders of its common stock and, upon liquidation, dissolution or winding up of RMR Inc., to share in the assets of RMR Inc. after payments to creditors).

•                                          Class A Common Shares will be registered and actively traded, whereas Class B-1 Common Shares will not be registered or actively traded.

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•                                          Holders of Class B-1 Common Shares are subject to significant transfer restrictions, which limit permissible transferees.  In order to transfer shares to a person who is not a permitted transferee, the Class B-1 Common Shares must first be converted into Class A Common Shares.  Each Class B-1 Common Share is convertible into one Class A Common Share.

•                                          The Class B-1 Common Shares have additional voting rights per share.  However, the Company noted that the Class B-1 Common Shares represent only 5.7% of the voting power of voting securities of RMR Inc., which does not constitute voting control.

Based on its consideration of the characteristics of its Class A and Class B-1 Common Shares set forth in the foregoing bullet points, the Company concluded that, notwithstanding the additional voting rights per Class B-1 Common Share, the Class A and Class B-1 Common Shares held the same value per share.

The Company assigned no value to its Class B-2 Common Shares, which have no rights to share in dividends or distributions made by RMR Inc. to holders of its common stock or, upon liquidation, dissolution or winding up of RMR Inc., to share in the assets of RMR Inc. after payments to its creditors. The Company considered that its Class B-2 Common Shares represent voting rights held by the owners of certain class A membership units of RMR LLC and determined that any implied control premium as a result of the additional votes per share of the Class B-2 Common Shares is negated for the following reasons: (i) the Class B-2 Common Shares are not independently transferable (i.e. they are paired with certain class A membership units of RMR LLC); (ii) there are significant restrictions on the transfer of the Class B-2 Common Shares (and the Class A membership units which they represent); (iii) the Class B-2 Common Shares are automatically cancelled upon the redemption of the paired class A membership units of RMR LLC; and (iv) each Managed REIT has the right to terminate its management agreements with RMR LLC without payment of a termination fee upon the acquisition of control of the Company by a person who is not a permissible transferee. The Company therefore affirmed its conclusion that its Class B-2 Common Shares have no independent value.

Condensed Consolidated Statements of Changes in Equity, page F-31

10.                               We note that the issuance of 15 million of your Class B-2 shares to RMR Trust was reported as a decrease to equity. Based upon the disclosure on page F-45, it appears that you also reported the receipt of 15 million Class A membership units of RMR LLC from RMR Trust within this line item. Please tell us how you concluded that reporting the issuance of your Class B-2 shares and the receipt of RMR LLC membership units as a single transaction was appropriate.

United States Securities and Exchange Commission

October 14, 2015

Response:  In response to the Staff’s comment, the Company has revised the Condensed Consolidated Statements of Changes in Equity to present the issuance of the 15 million Class B-2 shares separately from the receipt of the 15 million RMR LLC Class A membership units.

11.                               Please tell us how you derived Noncontrolling interest in the amount of $103 million, given the Trust’s 48.4% direct economic ownership of RMR LLC.

Response:  The Company determined the noncontrolling interest as follows (in thousands):

Total The RMR Group Inc. equity	$197,814

(Assets) Liabilities applicable only to
The RMR Group Inc. (the holding company):
Deferred tax asset	(51,427)
Amounts due pursuant to tax receivable agreement	65,834
Other misc. tax liabilities	684
15,091
RMR LLC equity	$212,905
RMR Trust ownership interest in RMR LLC	48.4%
Noncontrolling interest	$103,046

Exhibit Index

12.                               Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

Response: The Company advises the Staff that it has filed with the Registration Statement the form of indemnification agreement, the legal opinion and applicable consents.  The Company will file the form of stock certificate as promptly as practicable.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

October 14, 2015

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call me at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

cc:                                Jaime John, Accounting Branch Chief

Kristi Marrone, Staff Accountant

Sara von Althann, Attorney-Advisor

United States Securities and Exchange Commission

Matthew P. Jordan, Chief Financial Officer and Treasurer

The RMR Group Inc.

John E. Alessi

Skadden, Arps, Slate, Meagher & Flom LLP